
The Efficient Delivery Of Wellness To People Everywhere

WHY BE AN EARLY STAGE INVESTOR?

Synergy / Past / Present / Future

$0M+	**$0M+**	**$0M**	**$0M+**
pre-money valuation	proven revenue	proven profit	projected valuation in 4 years

INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

WHY INVEST?

INCENTIVES & BONUSES



WHAT?

1 Year DPC Membership and **1** year ED membership, from the closing of the CF round. If investment at or above $50,000 block



WHEN?

By having all investor incentives start at the same time we eliminate the complex bookkeeping of each person when they invest for their 1-year enticement benefit.

INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

TERMS

* Maximum of 368,620 shares for $1,068,998

Company:

Synergy Health Network, Inc.

Corporate Address:

1990 Main Street, Suite 750, Sarasota, FL 34236

Description of Business:

Health Care

Type of Security Offered:

Class A Common Stock

Purchase Price of Security Offered:

$2.90

Minimum Investment Amount (per investor) :

100 shares for $290.00

INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

MARKET

Market Size



Total Addressable Market



188M

1.58B



188 MILLION

Number of Visits to the emergency

department

1.31B

70 M



TAM
$504B
Overall Healthcare Market by 2025

SAM
$10.5B

SOM
$100 MM
(1% penetration)

INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

WE FILL A GAP IN THE MARKET

Competition: Most of whom are not profitable as of this date and burn through investment capital at an accelerated rate.


At Home Diagnostic / Devices
Roche
tytocare
GE Healthcare
Aerotel Medical Systems
LEMONAID
Abbott
AI/ML
Synergy Health+
NETWORK
Telehealth
Beam Health
VIRTRIAL
MDLIVE
doxy.me
dr. on demand
amwell
ada
GYANT
Teladoc HEALTH
TELUS
maple

INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

COMPETITIVE ADVANTAGE



The application

- AI pre-consultation assesment
- EHR integration
- Diagnostic device reports and analyisis



The Visit

- Medical professional Notified of appointment via e-mail
- MD Joins virtual appointment via Synergy Health Network Portal, Patient on Left, Secure health record and Physician Notes on Right



At Home Diagnostics

- Patient scans herself
- Doctor provides supervision and views data remotely
- Doctor schedules follow up appointment



INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

USE OF FUNDS



Legal Fees $25K
25,000 (2.3%)
Fixed Expense $66.5K
66,544 (6.2%)
Escrow and transfer agents $35K
35,000 (3.3%)

Operations and Fulfillment $557.6K
557,614 (52.2%)

Marketing $384.8K
384,840 (36%)

100% of allocated use of funds: $ 1 068 998

MARKET

INVEST NOW

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"

TEAM

MARKET

Our vision is: "To Advance The Efficient Delivery Of Wellness To People Everywhere"



BRIAN WEINSTEIN



DAN DEMBICKI



JOSEPH DUNHILL

Founder, Chief Clinical Officer and Chairman of the Board

Medical professional | Registered Nurse | Nurse Practitioner
NPs are trained to assess patient needs, order and interpret diagnostic and laboratory tests, diagnose disease, formulate and prescribe treatment plans.

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Chief Executive Officer

BS, MA Tactical practitioner of turn-a-round strategies. Six-Sigma style approach to achieving goals in multiple business sectors. For nearly thirty years he launched and managed a consulting practice engaged by venture capital firms to enhance their portfolio investments in the areas of strategy, operations and sales.

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Chief Investment Officer

Educated at Harvard Business School focusing on Capitalization; Restructuring; Valuation and Synthetic Financial Instruments. Board Member of Harvard Club of the North Shore (MA). Harvard Business School Alumni Association of Boston. Harvard University Polo Member & Sponsor. Responsible for quantifying and monitoring the value of company operations, alliances, and strategies. Previously held positions with Charles Schwab and Company; Dean Witter Morgan Stanley; RAS Securities LLC.

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ELIZABETH KLEIN

Chief Operating Officer

Previously Chief Financial Officer of
four interconnected restaurant, deli and
food service companies. Then
COO/CFO for a transportation company
with a subsidiary in PPE sales. Ms.
Klein worked directly with Brian
Weinstein at the inception of Synergy
Health DPC LLC in previous 3 years,
where she progressed to Operations



JHOLET TABUENA

Chief Strategy Officer

Chief Strategy Officer. Utilizing her
Filipino-American lineage, Ms. Tabuena
applies her language skills and cultural
skills directing our Filipino assets. Ms.
Tabuena has 22 years of experience
successful business achievements
including building a chain of 13 stores
in Chicago on Michigan Avenue where
she ran sales, marketing and



JOE FLORES

Nurse Practitioner & Lawyer

JD, MSN, CCRN (critical care
registered nurse-certified) board nurse
certified family nurse practitioner Joe
has been a practising NP and lawyer
on health, civil, white collar criminal
defense and federal lawyer. Anywhere
that medicine and the law overlap Joe
is there, He is a proud advocate for first
line defenders and has done so for over

Manager. Ms. Klein became Chief Operating Officer of Synergy Health Network Inc. in January 2022. Ms. Klein was Educated at Brandeis University

in

operations. She has refined her skills working with different marketing and advertising agencies, focusing on strategic development. Jholet has a degree in Communication and Master's in marketing.

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2 decades. Joe Flores has Health Law Experience including risk management and health fraud promotion

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Disclaimers:

· Rialto Markets LLC is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer.

· Rialto Markets LLC is NOT placing or selling these securities on behalf of the Issuer.

· Rialto Markets LLC is NOT soliciting this investment nor making any recommendations by collecting, reviewing and processing your application for investment.

· Rialto Markets LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and ensures they are a registered business in good standing.

· Rialto Markets LLC is NOT validating or approving the information provided by the Issuer or the Issuer itself.

· Contact information below is provided for applicants to make inquiries and requests of Rialto Markets LLC regarding the general application process, the status of the application or general Reg CF regulation related information. Rialto Markets LLC may direct applicants to specific sections of the Offering Statement to locate information or answers to their inquiry but does not opine or provide guidance on Issuer related matters.